Mark J. DeCesaris
Chief Financial Officer
TEL +1-212-492-1140
FAX +1-212-492-8922
mdecesaris@wpcarey.com
September 20, 2010
Ms. Cicely LaMothe
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
202-551-3413 Phone

Re:	Corporate Property Associates 16 – Global Incorporated Form 10-K for the year ended December 31, 2009 Filed on March 26, 2010 File No. 001-32162
Dear Ms. LaMothe:
Set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated September 14, 2010 with respect to the Form 10-K for the year ended December 31, 2009 filed by Corporate Property Associates 16 – Global Incorporated (the “Company”).

Ms. Cicely LaMothe
United States Securities and Exchange Commission
September 20, 2010

Form 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Financial Statements and Notes
Note 10 — Risk Management and Use of Derivative Financial Instruments
Portfolio Concentration Risk, page 76
1.	You disclose that on certain properties subject to tenant defaults, you have suspended debt service on the corresponding mortgage loans. In future filings, in the event debt service has been suspended, please disclose how you intend to proceed with these properties (i.e. have you been notified of default by your lender, whether you are renegotiating any terms of the mortgage loan, whether any foreclosure procedures have commenced, whether you are seeking a new tenant, or other relevant information for investors at that point in time). Also, please advise us as to whether any other debt instruments with those or other lenders contain cross-default provisions.
In future filings, in the event that debt service has been suspended regarding mortgage loans on properties subject to tenant defaults, the Company will disclose how it intends to proceed with such properties. The Company also advises the Staff that there were no other debt instruments with those or other lenders that contain cross-default provisions.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Cicely LaMothe
United States Securities and Exchange Commission
September 20, 2010

We thank the Staff for its attention to this filing. If you have any questions regarding our response, please contact me at 212-492-1140.

Sincerely,
/s/ Mark J. DeCesaris
Chief Financial Officer

Enclosures
cc: Michael Pokorny